Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2020.

As at January 31, 2020
(in millions of Canadian dollars)
Subordinated Debt	7,023

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,348
Common Shares	12,998
Contributed Surplus	303
Retained Earnings	29,510
Accumulated Other Comprehensive Income	4,017

Total Shareholders’ Equity	52,176
Total Capitalization	59,199

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2020.

(2)

The Other Equity Instruments described under Shareholders’ Equity consist of Additional Tier 1 Capital Notes. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2020.